January 14, 2008

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Hotgate Technology

To Whom It May Concern:

This law firm represents Hotgate Technology, Inc. (“Hotgate”).  Pursuant to our letter dated December 31, we request an additional extension of time to respond to your comments on the 8K/A filed on September 24, 2008 and the 10Q filed on October 16, 2008. Hotgate anticipates they will be able to provide the response by January 20, 2008.  Please direct any further correspondence to this firm at fax number (801) 328-4948 and phone number (801) 303-5730.

Very truly yours,

/s/Vincent & Rees, L.C.

Vincent & Rees, L.C.